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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE FISCAL YEAR ENDED JUNE 30, 2002

                                       OR

                  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934


                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                           Commission File No. 1-12833


                                    TXU CORP.


               Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411


           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


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


                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

FINANCIAL STATEMENTS

   The following statements are furnished for the Plan:

      Statements of Financial Condition at June 30, 2002 and 2001...........  3

      Statements of Operations and Changes in Plan Equity for the
        years ended June 30, 2002, 2001 and 2000............................  4

      Notes to Financial Statements.........................................  5

      Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.


INDEPENDENT AUDITORS' REPORT................................................  9

PLAN ADMINISTRATOR'S SIGNATURE.............................................. 10

EXHIBIT

   The following exhibit is filed herewith:

      Independent Auditors' Consent......................................... 11

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                        STATEMENTS OF FINANCIAL CONDITION


                                                                    JUNE 30,
                                                           -------------------------
                                                               2002          2001
                                                               ----          ----
Investment in securities of participating employer --
  Common stock of TXU Corp., at fair value
  as determined by quoted market prices
  (historical cost: 2002 -- $39,193,332;
  2001 -- $29,734,367) (Note 3).........................   $51,013,693   $39,258,076

Dividends receivable....................................       593,758       488,791

Interest receivable.....................................           103           182

Cash and cash equivalents...............................        74,102        51,713
                                                           -----------   -----------

     Total assets and plan equity.......................   $51,681,656   $39,798,762
                                                           ===========   ===========


See accompanying Notes to Financial Statements.

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

               STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY


                                                                     FOR THE YEAR ENDED JUNE 30,
                                                             -----------------------------------------
                                                                 2002           2001           2000
                                                                 ----           ----           ----
Additions (deductions):
  Net investment income:
    Dividends on common stock of TXU Corp................    $ 2,161,341    $ 1,922,050    $ 1,591,182
    Interest.............................................         21,748         20,287         18,986
                                                             -----------    -----------    -----------
         Net investment income...........................      2,183,089      1,942,337      1,610,168

  Appreciation (depreciation) of investments (Note 3)....      2,554,542     14,668,399     (7,955,545)

  Contributions and deposits (Note 4):
    Participating employees' salary deferrals............      4,633,730      1,936,800      1,882,900
    Employer matching and incentive awards...............     10,693,045      6,025,200      6,060,350
                                                             -----------    -----------    -----------
         Total contributions and deposits................     15,326,775      7,962,000      7,943,250
                                                             -----------    -----------    -----------

            Total additions..............................     20,064,406     24,572,736      1,597,873
                                                             -----------    -----------    -----------

  Distributions and reversions:
    Distributions to participants (Note 5)...............      7,338,013      4,980,514      5,584,859
    Fees to Plan sponsor.................................          3,288          7,674             --
    Reversions...........................................        840,211        383,913        297,913
                                                             -----------    -----------    -----------
         Total distributions and reversions..............      8,181,512      5,372,101      5,882,772
                                                             -----------    -----------    -----------

            Net additions (deductions)...................     11,882,894     19,200,635     (4,284,899)

Plan equity, beginning of year...........................     39,798,762     20,598,127     24,883,026
                                                             -----------    -----------    -----------

Plan equity, end of year ................................    $51,681,656    $39,798,762    $20,598,127
                                                             ===========    ===========    ===========


See accompanying Notes to Financial Statements.


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

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                         NOTES TO FINANCIAL STATEMENTS


1. PLAN DESCRIPTION-- The TXU Deferred and Incentive Compensation Plan (Plan) allows elected officers of TXU Corp. (TXU or the Company) or a participating subsidiary of the Company (Employer-Companies) in the United States with the title of Vice President or above to defer a percentage of their base salary not to exceed a maximum percentage determined by the Organization and Compensation Committee of the Board of Directors of the Company (the Committee) for each Plan year and, in any event, not to exceed 15% of the participant's compensation. The Employer-Companies make matching awards equal to 150% of the deferred compensation. In addition, for Plan years beginning on or before July 1, 2001, 50% of any awards made to participants under the TXU Annual Incentive Plan were automatically deferred under this Plan as incentive awards. Amounts credited to a participant's account are invested in shares of common stock of the Company. On the expiration of the applicable maturity period (three years for incentive awards and five years for deferrals and matching awards, beginning on the first day of the Plan year in which the contributions are made) the value of the participant's account is paid to the participant in cash. In no event will a participant's account be deemed to have a cash value less than the sum of the participant's maturing salary deferrals and 6% per annum interest on such deferrals. To the extent that the amounts maturing under the Plan combined with the participant's other remuneration for such year exceed $1,000,000, the maturity period shall be extended. In the event a participant's employment is terminated because of death or permanent and total disability, all amounts in the participant's account shall mature immediately. If the participant terminates employment prior to the end of a Plan year due to the participant's death, disability or retirement, the deferred amount and Company match will be recomputed as of the termination date. In the event a participant's employment is terminated by retirement, the participant will receive a distribution of his account at the end of the applicable maturity period. If the participant terminates employment by retirement prior to the end of a Plan year, the participant may have previously elected to accelerate the balance of salary deferrals. In the event a participant's employment is terminated because of reasons other than death, disability or retirement, all rights to amounts for maturity periods not yet completed shall be forfeited and revert to the Company (as Plan sponsor) except for amounts deferred by the participant and six percent per annum interest on those amounts.

     Effective April 1, 2002, the Plan year was changed to the twelve-month period beginning April 1 and ending March 31 of the following year. A special transition rule applied to the Plan year beginning July 1, 2001, which is reported herein, whereby it continued for the full twelve-month period ended June 30, 2002, running concurrently with the Plan year beginning April 1, 2002 for the overlapping period.

     Effective August 17, 2001, the Plan was amended to include certain provisions in the event of a change in control of the Company. In the event of such a change in control: (i) forfeiture provisions and the provisions relating to recomputation upon termination during the Plan year are eliminated; (ii) amounts maturing within twelve months are to be paid within thirty days of the change in control; and (iii) amounts maturing more than twelve months from the change in control may, at the election of the participant, be paid on the first anniversary of the change in control or when such amounts would otherwise mature.

     The number of participants (current and former employees) at June 30, 2002 and 2001 was 81 and 73, respectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Basis of Accounting -- The financial statements of the Plan are prepared under the accrual method of accounting.

     Distributions to Participants -- Distributions to participants are recorded when paid.

     Expenses -- All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or liquidation of investments, are paid by the Employer-Companies.

3. PLAN INVESTMENTS -- The historical cost, fair value and appreciation (depreciation) of investments for the Plan years ended June 30, 2002, 2001 and 2000 were as follows:

                                           PER SHARE  NUMBER OF   HISTORICAL      FAIR      APPRECIATION
                                             VALUE     SHARES        COST         VALUE    (DEPRECIATION)
                                             -----     ------        ----         -----    --------------
     June 30, 2002:
          Common stock of TXU Corp........  $51.55    989,596(a)  $39,193,332  $51,013,693  $ 2,554,542

     June 30, 2001:
          Common stock of TXU Corp........   48.19    814,652(b)   29,734,367   39,258,076   14,668,399

     June 30, 2000:
          Common stock of TXU Corp........   29.50    683,260(c)   25,310,064   20,156,117   (7,955,545)

     ----------

     (a) Represented 0.3557% of the outstanding shares of common stock of TXU Corp. (278,238,854 at June 30, 2002).

     (b) Represented 0.3165% of the outstanding shares of common stock of TXU Corp. (257,384,322 at June 30, 2001).

     (c) Represented 0.2587% of the outstanding shares of common stock of TXU Corp. (264,078,369 at June 30, 2000).

     The investment in the Company's common stock is stated at fair value based upon the last reported sale prices on recognized exchanges on the last business day of the Plan year. The cost basis of Plan investments is determined on an average cost basis.

     The Plan's investment in TXU common stock is subject to various risks, such as interest rate, credit and overall market volatility. Therefore, it is reasonably possible that changes in the value of the common stock will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.


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


4. PLAN CONTRIBUTIONS -- Contributions by participating employees' salary deferrals and employer matching and incentive awards for the Plan years ended June 30, 2002, 2001 and 2000 were as follows:

                                                      PARTICIPATING    CONTRIBUTIONS
                                                        EMPLOYEES'      BY EMPLOYER-        TOTAL
                    EMPLOYER-COMPANIES               SALARY DEFERRALS    COMPANIES      CONTRIBUTIONS
                    ------------------               ----------------    ---------      -------------
     2002:
        TXU Corp.....................................  $   491,250      $ 1,374,375      $ 1,865,625
        TXU US Holdings Company......................    1,739,968        3,512,452        5,252,420
        TXU Business Services and others.............    2,402,512        5,806,218        8,208,730
                                                       -----------      -----------      -----------
          Total......................................  $ 4,633,730      $10,693,045      $15,326,775
                                                       ===========      ===========      ===========

     2001:
        TXU Corp.....................................  $   240,000      $   902,500      $ 1,142,500
        TXU US Holdings Company......................      567,000        1,665,000        2,232,000
        TXU Business Services and others.............    1,129,800        3,457,700        4,587,500
                                                       -----------      -----------      -----------
          Total......................................  $ 1,936,800      $ 6,025,200      $ 7,962,000
                                                       ===========      ===========      ===========

     2000:
        TXU Corp.....................................  $   240,000      $   999,000      $ 1,239,000
        TXU US Holdings Company......................      539,400        1,654,600        2,194,000
        TXU Business Services and others.............    1,103,500        3,406,750        4,510,250
                                                       -----------      -----------      -----------
          Total......................................  $ 1,882,900      $ 6,060,350      $ 7,943,250
                                                       ===========      ===========      ===========

     Incentive awards included in contributions by Employer-Companies were $3,742,450, $3,120,000 and $3,236,000 for the Plan years ended June 30,
     2002, 2001 and 2000, respectively.

     Total contributions of $15,326,775 for the Plan year ended June 30, 2002 included $5,985,013 ($2,394,005 in participating employees' salary deferrals and $3,591,008 in contributions by Employer-Companies) for the Plan year beginning April 1, 2002. (See Note 1 for discussion of change in the Plan years and special transition rule for the Plan year ended June 30, 2002.)

5. PLAN DISTRIBUTIONS -- During the year ended June 30, 2002, two participants terminated from the Plan. Distributions were made to the terminated participants in the aggregate amount of $250,627. Maturing in June 2002 were employee salary deferrals and matching awards for the Plan year ended June 30, 1998 and the incentive awards made for the Plan year ended June 30, 2000. In July 2002, the trustee distributed $8,975,341 of matured deferrals and awards, representing the net proceeds obtained upon sale of the associated assets (common stock of the Company). Terminations from the Plan during the year ended June 30, 2002 resulted in net reversions of $840,211.

     Maturing in June 2001 were employee salary deferrals and matching awards for the Plan year ended June 30, 1997 and the incentive awards made for the Plan year ended June 30, 1999. In July 2001, the trustee distributed $7,087,386 of matured deferrals and awards, representing the net proceeds obtained upon sale of the associated assets (common stock of the Company). Terminations from the Plan during the year ended June 30, 2001 resulted in net reversions of $383,913.

     Maturing in June 2000 were employees' salary deferrals and matching awards made for the Plan year ended June 30, 1996 and the incentive awards made for the Plan year ended June 30, 1998. In July 2000, the trustee distributed $4,877,636 of matured deferrals and awards, representing the net proceeds obtained upon sale of the associated assets (common stock of the Company). Terminations from the Plan during the year ended June 30, 2000 resulted in net reversions of $297,913.

6. FEDERAL INCOME TAXES -- The Company intends and has been advised that the Plan does not meet the requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code (Code); the Trust established thereunder is not exempt from federal income taxes under Section 501(a) of the Code; and the Company will be provided a corresponding federal income tax deduction for the amount of income recognized by the participant by reason of distributions under the Plan.

     Based on the Code and regulations promulgated thereunder as currently in effect:

     (a) A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

     (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not included in the participant's income until paid or otherwise made available to the participant.

     (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

7. PLAN TERMINATION -- The Company's Board of Directors may amend, terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon Plan termination, all amounts credited to a participant's account shall be deemed to have matured, as described in the Plan document.

INDEPENDENT AUDITORS' REPORT


Organization and Compensation Committee,
TXU Deferred and Incentive Compensation Plan:

We have audited the statements of financial condition of the TXU Deferred and Incentive Compensation Plan (the "Plan") as of June 30, 2002 and 2001, and the related statements of operations and changes in plan equity for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at June 30, 2002 and 2001, and the results of its operations and changes in plan equity for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
September 13, 2002

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    TXU DEFERRED AND INCENTIVE COMPENSATION PLAN


                                      By         /s/ Peter B. Tinkham
                                         ---------------------------------------
                                                    Plan Administrator
                                         Organization and Compensation Committee

September 26, 2002


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